UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41629

ETAO International Co., Ltd.

(Exact name of registrant as specified in its charter)

1460 Broadway, 14th Floor

New York, New York 10036

Telephone: (347) 306-5134

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Appointment of an Officer

On November 27, 2023, the board of directors (the “Board”) of ETAO International Co., Ltd. (the “Company”) ratified the appointment of Mr. Nakade Ryoshin as ETAO Japan president of the Company, effective on November 22, 2023.

The biographical information of Mr. Ryoshin is set forth below.

Since September 2018, Mr. Ryoshin has served as the chairman of the Tokyo Robot Co., Ltd, a company focuses on the artificial intelligence technology development. From April 2021 to March 2022, Mr. Ryoshin was a founding member of the Lawyer Corporation AURA. Mr. Ryoshin has also been a researcher focus on industry economics and upgrade at Japan University of Economics since October 2022. Mr. Ryoshin attended Toyo University from April 1990 to March 1994 and received his bachelor’s degree in law. He attended National Ibaraki University from April 2012 to March 2014 and obtained his master’s degree in agriculture. From April 2015 to March 2020, he attended the National Tokyo University of Agriculture and Technology and received his Ph.D in agriculture.

Mr. Ryoshin will receive 75,000 restricted ordinary shares of the Company, par value $0.01 per share, (the “Ordinary Shares”), every three months. Mr. Ryoshin does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the letter of appointment of Mr. Ryoshin is attached hereto as exhibit 10.1.

SUBMITTED HEREWITH

Exhibits:

10.1	Letter of Appointment to Mr. Nakade Ryoshin

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2023	ETAO International Co., Ltd.

	By:	/s/ Wensheng liu
	Name:	Wensheng liu
	Title:	Chief Executive Officer and Principal Executive Officer

2